Bionomics Limited

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

1 October 2002

02055455

SEC MAIL PROCESSING
RECEIVED
OCT 07 2002
WASH. D.C. 180 SECTION

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

J. Mashado

Jill Mashado
Company Secretary

dlw 10/30

Rules 4.1, 4.3

Appendix 4B

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

BIONOMICS LIMITED

ABN or equivalent company reference	Half yearly (*tick*)	Preliminary final (*tick*)	Half year/financial year ended ('current period')
53 075 582 740		✓	**30 JUNE 2002**

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	up/~~down~~	243.7%	to	2,059
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	~~up~~/down	6.4%	to	(3,490)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of	-		-
Net profit (loss) for the period attributable to members *(item 1.11)*	~~up~~/down	6.4%	to	(3,490)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	N/A¢	¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	¢	¢

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) *(see item 15.2)*

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	2,059	599
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	5,477	3,878
1.3	Borrowing costs	72	0
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	0	0
1.5	**Profit (loss) from ordinary activities before tax**	(3,490)	(3,279)
1.6	Income tax on ordinary activities *(see note 4)*	0	0
1.7	**Profit (loss) from ordinary activities after tax**	(3,490)	(3,279)
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	0	0
1.9	**Net profit (loss)**	(3,490)	(3,279)
1.10	Net profit (loss) attributable to outside +equity interests	0	0
1.11	**Net profit (loss) for the period attributable to members**	(3,490)	(3,279)
Non-owner transaction changes in equity			
1.12	Increase (decrease) in revaluation reserves		
1.13	Net exchange differences recognised in equity		
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)		
1.15	Initial adjustments from UIG transitional provisions		
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)		
1.17	**Total changes in equity not resulting from transactions with owners as owners**	0	0

Earnings per security (EPS)		Current period	Previous corresponding period
1.18	Basic EPS	(0.10)	(0.11)
1.19	Diluted EPS	(0.07)	(0.07)

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	(3,490)	(3,279)
1.21	Less (plus) outside +equity interests	0	0
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**(3,490)**	**(3,279)**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	0	0
1.24	Interest revenue	403	410
1.25	Other relevant revenue (Grants)	1,656	189
1.26	Details of relevant expenses		
	Borrowing Costs	72	0
	Amortisation Expenses	43	43
	Employee and Director Benefits expenses	931	649
	Research and Development expenses	3,287	2,039
	Shareholder & Investor Communications expenses	201	174
	Travel expenses	188	224
	Other expenses from ordinary activities	436	538
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	391	211
Capitalised outlays			
1.28	Interest costs capitalised in asset values	138	0
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	0	0

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(5,619)	(2,340)
1.31	Net profit (loss) attributable to members (*item 1.11*)	(3,490)	(3,279)
1.32	Net transfers from (to) reserves *(details if material)*	0	0
1.33	Net effect of changes in accounting policies	0	
1.34	Dividends and other equity distributions paid or payable	0	0
1.35	**Retained profits (accumulated losses) at end of financial period**	**(9,109)**	**(5,619)**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	0	0	0	0
2.2	Amortisation of other intangibles	43	0	0	43
2.3	**Total amortisation of intangibles**	43	0	0	43
2.4	Extraordinary items (details)	0	0	0	0
2.5	**Total extraordinary items**	0	0	0	0

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	(1,658)	(1,405)
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	(1,832)	(1,874)

Condensed consolidated statement of financial position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	8,624	9,830	9,904
4.2	Receivables	99	85	671
4.3	Investments	0	0	0
4.4	Inventories	0	0	0
4.5	Tax assets	0	0	0
4.6	Other (provide details if material)	110	49	100
4.7	**Total current assets**	**8,833**	**9,964**	**10,675**
	Non-current assets			
4.8	Receivables	0	0	0
4.9	Investments (equity accounted)	0	0	0
4.10	Other investments	0	0	0
4.11	Inventories	0	0	0
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	0	0	0
4.13	Development properties (+mining entities)	0	0	0
4.14	Other property, plant and equipment (net)	6,907	723	625
4.15	Intangibles (net)	99	142	120
4.16	Tax assets	0	0	0
4.17	Other (provide details if material) Building Deposit	0	0	941
4.18	**Total non-current assets**	**7,006**	**865**	**1,686**
4.19	**Total assets**	**15,839**	**10,829**	**12,361**
	Current liabilities			
4.20	Payables	345	154	415
4.21	Interest bearing liabilities	127	0	0
4.22	Tax liabilities	0	0	0
4.23	Provisions exc. tax liabilities	61	22	26
4.24	Other (provide details if material)	310	416	199
4.25	**Total current liabilities**	**843**	**592**	**640**
	Non-current liabilities			
4.26	Payables	50	50	50
4.27	Interest bearing liabilities	4,957	0	0
4.28	Tax liabilities	0	0	0
4.29	Provisions exc. tax liabilities	0	0	0
4.30	Other (provide details if material)	0	0	0
4.31	**Total non-current liabilities**	**5,007**	**50**	**50**

Condensed consolidated statement of financial position continued

4.32	Total liabilities	5,850	642	690
4.33	Net assets	9,989	10,187	11,671

	Equity			
4.34	Capital/contributed equity	19,098	15,806	18,948
4.35	Reserves	0	0	0
4.36	Retained profits (accumulated losses)	(9,109)	(5,619)	(7,277)
4.37	**Equity attributable to members of the parent entity**	**9,989**	**10,187**	**11,671**
4.38	Outside +equity interests in controlled entities	0	0	0
4.39	**Total equity**	**9,989**	**10,187**	**11,671**

4.40	Preference capital included as part of 4.37	0	0	0

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	N/A	
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	N/A	

6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*		

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	0	0
7.2	Payments to suppliers and employees	(4,887)	(3,318)
7.3	Dividends received from associates	0	0
7.4	Other dividends received	0	0
7.5	Interest and other items of similar nature received	361	448
7.6	Interest and other costs of finance paid	(72)	0
7.7	Income taxes paid	0	0
7.8	Other (provide details if material)		
	Grants received	1,653	262
	Rent received	33	0
7.9	**Net operating cash flows**	**(2,912)**	**(2,608)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(1,537)	(434)
7.11	Proceeds from sale of property, plant and equipment	1	0
7.12	Payment for purchases of equity investments	0	0
7.13	Proceeds from sale of equity investments	0	0
7.14	Loans to other entities	0	0
7.15	Loans repaid by other entities	0	0
7.16	Other (provide details if material)	0	0
7.17	**Net investing cash flows**	**(1,536)**	**(434)**

	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	3,398	8,698
7.19	Proceeds from borrowings	0	0
7.20	Repayment of borrowings	0	0
7.21	Dividends paid	0	0
7.22	Other (provide details if material) Share Issue Expenses	(156)	(363)
7.23	**Net financing cash flows**	**3,242**	**8,335**
7.24	**Net increase (decrease) in cash held**	**(1,206)**	**5,293**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	9,830	4,537
7.26	Exchange rate adjustments to item 7.25.	0	0
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**8,624**	**9,830**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

Directors' fees satisfied by the issue of shares: current period $49,185, previous period $69,613.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	195	312
8.2	Deposits at call	8,429	9,518
8.3	Bank overdraft	0	0
8.4	Other (provide details)	0	0
8.5	**Total cash at end of period** *(item 7.27)*	**8,624**	**9,830**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(169.5%)	(547.4%)

9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	(34.9%)	(32.2%)

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

Basic earnings per share (0.10), previous corresponding period (0.11)
Diluted earnings per share (0.07), previous corresponding period (0.07)

Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share 36,655,037, previous corresponding period 28,492,948

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share 43,416,897, previous corresponding period 40,662,219

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	25.1 cents	30.6 cents

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$

13.3 Date from which such profit has been calculated	
13.4 Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1 Name of entity (or group of entities)	N/A

14.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3 Date to which the profit (loss) in item 14.2 has been calculated	
14.4 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5 Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1 Date the dividend (distribution) is payable	N/A
15.2 +Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	
15.3 If it is a final dividend, has it been declared? *(Preliminary final report only)*	

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	N/A ¢	¢	¢
15.5	Previous year	¢	¢	¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	¢	¢	¢
15.7	Previous year	¢	¢	¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A¢	¢
15.9	Preference +securities	¢	¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*	N/A	
15.11	Preference +securities *(each class separately)*		
15.12	Other equity instruments *(each class separately)*		
15.13	**Total**		

The +dividend or distribution plans shown below are in operation.

The last date(s) for receipt of election notices for the +dividend or distribution plans	

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax	N/A	
16.2 Income tax on ordinary activities		
16.3 Profit (loss) from ordinary activities after tax		
16.4 Extraordinary items net of tax		
16.5 Net profit (loss)		
16.6 Adjustments		
16.7 Share of net profit (loss) of associates and joint venture entities		

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) *(item 1.9)*	
17.1 Equity accounted associates and joint venture entities	Current period	Previous correspondin g period	Current period $A'000	Previous correspondin g period - $A'000
	N/A			
17.2 Total				
17.3 Other material interests				
17.4 Total				

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	39,328,147	39,328,147		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	350,000 6,060,740 60,948		105 50 81	105 50 81
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*

				cents	
	Directors' Options	2,100,000		30	17/06/04
	Scientists' Options	1,840,000		50	08/11/04
	Scientist's Options	75,000		65	08/06/05
	Scientists' Options	289,600		100	21/06/05
	Consultant's Options	113,333		100	19/06/03
	CEO's Options	340,000		100	19/06/07
	CEO's Options	340,000		100	19/06/08
	CEO's Options	170,000		100	19/06/09
	CEO's Options	170,000		140	19/06/09
	CEO's Options	680,000		140	19/06/10
	Scientist's Options	15,000		130	18/06/06
	Consultant's Options	100,000		140	30/07/03
	Director's Options	200,000		95	08/08/07
	Chief Scientist's Options	60,000		120	14/05/08
	Chief Scientist's Options	40,000		120	14/05/09
	Chief Scientist's Options	20,000		140	14/05/09
	Chief Scientist's Options	60,000		140	14/05/10
	Chief Scientist's Options	20,000		140	14/05/11
	Chief Scientist's Options	100,000		180	14/05/11
	Scientist's Options	25,000		79	01/01/07
	Employee Options	330,666		81	June 2008
	Employee Options	330,666		81	June 2009
	Employee Options	330,667		81	June 2010
	Employee Options	330,667		81	June 2011
	Employee Options	330,667		81	June 2012
18.8	Issued during current period	100,000		140	30/07/03
		200,000		95	08/08/07
		60,000		120	14/05/08
		40,000		120	14/05/09
		20,000		140	14/05/09
		60,000		140	14/05/10
		20,000		140	14/05/11
		100,000		180	14/05/11
		25,000		79	01/01/07
		330,666		81	June 2008
		330,666		81	June 2009
		330,667		81	June 2010
		330,667		81	June 2011
		330,667		81	June 2012
18.9	Exercised during current period	300,000		50	01/07/02
		5,760,740		50	30/11/01
18.10	Expired during current period				
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

18.13	Unsecured notes *(description)*		
18.14	Changes during current period		
	(a) Increases through issues		
	(b) Decreases through securities matured, converted		

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Bionomics Limited, which operates solely in Australia, conducts genomics-based research focused on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications for breast cancer, epilepsy and angiogenesis.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

INDIVIDUALLY SIGNIFICANT GAINS	
Facilitation Package	$560
Rail Reform Grant	$250

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Additional disclosure for trusts

20.1 Number of units held by the management company or responsible entity or their related parties.	N/A

20.2 A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	THE GREVILLEA ROOM LOWER LOBBY LEVEL HYATT REGENCY NORTH TERRACE ADELAIDE SA 5000
Date	7 NOVEMBER 2002
Time	10:30 am
Approximate date the +annual report will be available	4 OCTOBER 2002

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not*~~ *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☑	The +accounts have been audited.	☐	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/ ~~will follow immediately they are available~~* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/ ~~does not have~~* *(delete one)* a formally constituted audit committee.

Sign here: .... Date: 9 September 2002
(Director/Company Secretary)

Print name: DEBORAH RATHJEN

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue,* and *AASB 1018: Statement of Financial Performance.*

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

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8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain

or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

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11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105*

clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

BIONOMICS LIMITED - A.B.N. 53 075 582 740
CORPORATE GOVERNANCE STATEMENT

The directors are responsible to the shareholders for the performance of the Company in both the short and longer term and seek to balance these sometimes competing objectives in the best interests of the Company as a whole. Their focus is to enhance the interests of shareholders. The Board draws on relevant corporate governance best practice principles to assist it to contribute to the performance of the Company.

Day to day management of the Company's affairs and implementation of corporate strategy and policy initiatives are delegated by the Board to the CEO/Managing Director and senior executives.

The functions of the Board include:

- review and approval of corporate strategies, the annual budget and financial plans
- overseeing and monitoring organisational performance and the achievement of the Company's strategic goals and objectives
- monitoring financial performance including approval of the annual and half-year financial reports and liaison with the Company's auditors
- appointment of, and assessment of the performance of, the Chief Executive Officer.
- ensuring there are effective management processes in place and approving major corporate initiatives
- enhancing and protecting the reputation of the Company
- ensuring the significant risks facing the Company have been identified and appropriate and adequate control, monitoring and reporting mechanisms are in place, and
- reporting to shareholders.

A description of the Company's main corporate governance practices is set out below. All these practices, unless otherwise stated, were in place for the entire year.

The Board of Directors

The agreed role and responsibilities of the Board are summarised as follows:

Governance - to ensure that management runs the Company in the interests of shareholders, other stakeholders and in accordance with the law.

Performance - to support the Chief Executive Officer and the senior management team in achieving Board approved objectives and taking appropriate remedial action if these objectives are not achieved.

The Board operates as follows:

- regular meetings are held generally on a monthly basis, with additional meetings at shorter notice when necessary
- at the date of signing the directors' report the Board consisted of four non-executive directors and one executive director, Dr Deborah Rathjen
  Further information about the directors is set out in the directors' report under the heading "Information on Directors".
- the Board may appoint additional directors to fill casual vacancies; directors may also be appointed by shareholders at a general meeting
- all Board members are involved in Board succession planning and therefore no nomination committee has been established for this purpose
- the Company seeks to have a Board balanced in experience and a wide range of expertise and skills
- the Company's Constitution specifies that (with the exception of the Managing Director) one third of directors must retire by rotation at each annual general meeting and, in any event, no director may hold office later than the third annual general meeting following their last election
- the Board has adopted a formal policy governing trading by directors, employees and contractors in the Company's securities.

The Board has established a Compensation Committee, consisting of two non-executive directors and an Audit Committee, consisting of three non-executive directors.

All matters determined by the Compensation and Audit Committees are submitted to the full board as recommendations for board decision.

Independent professional advice
Issues of substance are considered by the Board with external advice from its professional advisers as required.
The Board's individual members have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company's expense. Prior written approval of the Chairman is required, but this will not be unreasonably withheld.

Compensation Committee
The Compensation Committee was established in July 2001 and consists of the following non-executive directors:

Mr Fraser Ainsworth
Dr Christopher Henney

The Compensation Committee makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

Executive remuneration and other terms of employment are reviewed annually by the committee having regard to performance, relevant comparative information and the Company's financial performance. As well as base salary, remuneration packages include superannuation, performance-related bonuses and fringe benefits. Executives are also eligible to participate in the Bionomics Limited Employee Share Option Plan.

Remuneration packages are set at levels that are intended to attract and retain first class executives capable of managing the Company's operations and achieving the Company's strategic objectives.

Remuneration and other terms of employment for the Chief Executive Officer, Chief Scientist, Vice President of Business Development and Finance Manager/Company Secretary are formalised in employment contracts.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

Further information on directors' and executives' remuneration is set out in the directors' report and notes 6 and 7 to the financial statements.

Audit Committee
The Audit Committee was established in July 2002 and consists of the following non-executive directors:

Mr Peter Maddern (Chairman)
Mr Fraser Ainsworth
Dr George Morstyn

The main responsibilities of the Audit Committee are to:

- review and report to the board on the annual report, the half-year financial report and all other financial information published by the Company or released to the market
- assist the board in reviewing the effectiveness of the organisation's internal control environment covering:
  - effectiveness and efficiency of operations
  - reliability of financial reporting
  - compliance with applicable laws and regulations
- recommend to the board the appointment, removal and remuneration of the external auditors, and review the terms of their engagement, the scope and quality of the audit and the auditor's independence, and

- review the level of non-audit services provided by the external auditors and ensure it does not adversely impact on auditor independence.

Risk assessment and management
The consideration and approval by the Board of the annual budget and each major activity undertaken by the Company and regular management reports assist the Board to identify areas of significant business risk and to implement strategies to manage those risks.

Continuous disclosure
The Chief Executive Officer has been nominated as the person responsible for communications with the Australian Stock Exchange (ASX). This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX listing rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

Financial reporting
The Board is responsible for overseeing the existence and maintenance of internal controls and accounting systems along with considering the appropriateness of the financial policies adopted in the financial reporting process.

DIRECTORS' REPORT

Your directors present their report on the financial statements of the Company for the financial year ended 30 June 2002.

DIRECTORS

The following persons were directors of Bionomics Limited during the whole of the financial year and up to the date of this report:

- Mr Fraser Ainsworth, Chairman
- Dr Deborah Rathjen, Chief Executive Officer and Managing Director
- Dr Christopher Henney, Non-Executive Director
- Mr Peter Maddern, Non-Executive Director

George Morstyn was appointed a director on 8 August 2001 and continues in office at the date of this report.

Warren Kinston was a director from the beginning of the financial year until his retirement on 8 November 2001.

PRINCIPAL ACTIVITIES

The principal activities of the Company during the financial year were:

(a) To identify particular human genes or the proteins they encode which can be shown to have a role in the onset or progression of disease, in particular epilepsy, breast cancer and pathologies associated with angiogenesis.

(b) Identification of strategic alliances and new project opportunities which enhance the competitive advantage of the Company within the genomics sector of the biotechnology industry.

OPERATING RESULTS

The operating loss of the Company after income tax for the year ended 30 June 2002 amounted to $3,489,730.

DIVIDENDS PAID OR RECOMMENDED

The directors do not propose to make any recommendations for dividends for the current financial year.

REVIEW OF OPERATIONS

A summary of operations during the reporting period is set out below:

- In August 2001 the Company received funding in the first tranche of the Federal Government's new Biotechnology Innovation Fund Scheme. This was followed by the award of a $1.74 million R&D Start Grant in December 2001.
- In September 2001 the Company announced that it had made a significant breakthrough in its breast cancer project with the finding that a candidate breast cancer tumour suppressor gene, code named BNO64, is implicated in the development of approximately 50% of breast cancers, suggesting that BNO64 is a major breast cancer tumour suppressor gene.
- Since establishing the Company's alliance with Ozgene Ltd in June 2001, we have subsequently formed a second technology alliance with Hybrigen Inc, a privately held company based in Dallas, Texas, to collaborate in the discovery of additional drug targets in breast cancer. This strategic alliance was further expanded to cover a novel gene regulator of angiogenesis.
- A collaboration with Genmab A/S was announced in March 2002 to create and develop fully human antibodies to angiogenesis targets identified by Bionomics. This collaboration was

- A collaborative research agreement was signed with Johnson & Johnson Research Pty Limited in May 2002 to validate Bionomics angiogenesis drug targets using proprietary Johnson & Johnson compounds.
- The filing of an international PCT patent application covering 148 gene variants, including 98 new gene variants, in validated drug targets which are related to central nervous system disorders including epilepsy, Alzheimer's and Parkinson's disease.

A detailed review of operations is set out in the sections headed 'A Message from the Chairman' and 'Report from the Chief Executive Officer' on pages 4 to 11 of the Annual Report.

	2002	2001
EARNINGS PER SHARE	**Cents**	**Cents**
Basic earnings per share (cents per share)	(9.5)	(11.5)
Diluted earnings per share (cents per share)	(7.5)	(7.2)

The basic and diluted earnings per share amounts have been calculated using the total changes in equity other than those resulting from transactions with owners as owners figure in the Statement of Financial Performance.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Significant changes in the state of affairs of the Company during the financial year were as follows:

(a) An increase in contributed equity of $3,291,637 (from $15,806,101 to $19,097,738) as a result of:

	2002 $
Issue of 350,000 fully paid ordinary shares at $1.05 each in a private share placement	367,500
Issue of 60,948 fully paid ordinary shares at 80.7 cents each to non-executive directors in lieu of one-third of directors fees	49,185
Issue of 5,760,740 fully paid ordinary shares at 50 cents each on exercise of options granted to subscribers of the Prospectus	2,880,370
Issue of 300,000 fully paid ordinary shares at 50 cents each on exercise of options granted to Taylor Collison on underwriting the IPO Prospectus	150,000
	3,447,055
Less capital raising costs associated with the private placement	11,399
Less underwriting costs associated with the IPO Options	144,019
	3,291,637

(b) Net cash received from the increase in contributed equity amounting to $3,242,452 will be used to continue funding existing projects focussing on those areas of research which will allow the Company to both enhance the value of its existing breast cancer, epilepsy and angiogenesis intellectual property and also to broaden its portfolio of intellectual property.

(c) Individually significant gains

	2002 $
Facilitation Package	560,000
Rail Reform Grant	250,000

(d) Handover of the Bionomics' Research Facility occurred on 1 March 2002. The Company entered into a Deferred Purchase Agreement with the Industrial and Commercial Premises Corporation ("ICPC"), a South Australian Government Agency and paid a 15% deposit on 11 September 2001. The South Australian Government also provided an attractive facilitation package to the Company to offset a portion of the costs involved and a Rail Reform Grant was received from the Federal Government.

The Research Facility has been recorded as a Non-Current Asset of the Company at an estimated final cost of $6,024,560. Until such time as ICPC provide the Company with an actual final cost, the Company is making interest only repayments on the loan.

BIONOMICS LIMITED EMPLOYEE SHARE OPTION PLAN

The Bionomics Limited Employee Share Option Plan was approved by the Board in June 2002 and shareholder approval of the plan will be sought at the 2002 Annual General Meeting. Staff eligible to participate in the plan are those who have been a full time or part time employee of the Company for a period of not less than 6 months or a director of the Company.

Options are granted under the plan for no consideration. Options are exercisable over a five year period with the first tranche becoming exercisable on the first anniversary of the date of acceptance of the invitation to participate in the plan. The employees' entitlements to the options are vested (ie they are not conditional on future employment) as soon as they become exercisable. Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share.

The exercise price of an option is based on the weighted average closing price at which the Company's shares are traded on the Australian Stock Exchange during the seven trading days immediately preceding the date of an invitation. Amounts receivable on the exercise of options are recognised as share capital.

To date, 1,653,333 options have been issued under the plan and shareholder approval for the issue of these options will be sought at the 2002 Annual General Meeting.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

On 9 September 2002, the Company announced that it had achieved a major breakthrough in its epilepsy program with the creation of the world's first animal model of inherited human epilepsy. The model incorporates a genetic change associated with epilepsy which was discovered by Bionomics. This development, in combination with Bionomics' ionX™ discovery platform, accelerates Bionomics' ion channel drug discovery activities for the development of novel therapeutics for the treatment of epilepsy and other Central Nervous System (CNS) disorders.

The financial effect of the above transaction has not been brought to account at 30 June 2002.

No other matters or circumstances have arisen since 30 June 2002 that has significantly affected or may significantly affect:

(a) the Company's operations in future financial years, or
(b) the results of those operations in future financial years, or
(c) the Company's state of affairs in future financial years.

LIKELY DEVELOPMENTS

The Company will continue to discover genes associated with human disease and will seek to

Further information on likely developments in the operations of the Company and the expected results of operations have not been included in this report because further disclosure would not be in the Company's best interests.

ENVIRONMENTAL REGULATION

No significant environmental regulations apply to the Company.

INFORMATION ON DIRECTORS

Director	Experience	Special esponsibilities	Particulars of directors' interests in shares and options	
			Ordinary Shares	Options
Mr Fraser Ainsworth BComm, FAICD, FCPA	Chairman for 4 years. Director of several companies. Former Managing Director of SAGASCO Holdings Ltd.	Non-executive Chairman. Member of Compensation Committee and Audit Committee.	108,994	1,000,000
Dr Deborah Rathjen BSc (Honours), PhD	Managing Director for 2 years. Former General Manager of Business Development and Licensing at Peptech Limited.	Managing Director.	200,000	1,700,000
Dr Christopher Henney PhD, DSc	Non-executive Director for 4 years. Founder of two public biotechnology companies. Director of several US public companies.	Member of Compensation Committee.	241,529	300,000
Mr Peter Maddern MM, LLB, BEc	Non-executive Director for 3 years. Formerly Executive Director for 3 years.	Chairman of Audit Committee.	426,457	300,000
Dr George Morstyn MB, BS, PhD, FRACP	Non-executive Director for 1 year. Former Senior Vice President of Development and Chief Medical Officer of Amgen Inc.	Member of Audit Committee.	143,567	200,000

Directors' interests include shares and share options of the Company held directly or beneficially by directors of the Company or their director-related entities.

DIRECTORS' REPORT

MEETINGS OF DIRECTORS

During the financial year, 10 meetings of directors were held. The numbers of meetings attended by each director were as follows:

	Meetings Eligible to Attend	Meetings Attended
Mr Fraser Ainsworth	10	10
Dr Deborah Rathjen	10	10
Dr Christopher Henney	10	8
Dr Warren Kinston	5	4
Mr Peter Maddern	10	9
Dr George Morstyn	8	8

The Compensation Committee, consisting of Fraser Ainsworth and Christopher Henney, was formed on 4 July 2001, and four meetings were held during the financial year.

The Audit Committee, consisting of Fraser Ainsworth, Peter Maddern and George Morstyn was formed on 25 July 2002 and therefore no meetings were held during the financial year.

RETIREMENT, ELECTION AND CONTINUATION OF DIRECTORS

Warren Kinston retired as a director on 8 November 2001 and did not offer himself for re-election.

George Morstyn was appointed a director on 8 August 2001. In accordance with sub-clause 44.3 of the Company's Constitution, Dr Morstyn retired as a director at the annual general meeting held on 8 November 2001, and, being eligible, was subsequently elected.

Fraser Ainsworth, in accordance with clause 46 of the Company's Constitution, is the director retiring by rotation who, being eligible, offers himself for re-election.

DIRECTORS' AND EXECUTIVES' EMOLUMENTS

The Compensation Committee, consisting of two non-executive directors, advises the Board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

Executive remuneration and other terms of employment are reviewed annually by the committee having regard to performance against goals set at the start of the year, relevant comparative information and the Company's financial performance. As well as a base salary, remuneration packages include superannuation, performance-related bonuses and fringe benefits. Executives are also eligible to participate in the Company's Employee Share Option Plan.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the Company's operations.

Remuneration and other terms of employment for the Chief Executive Officer, Chief Scientist, Vice President Business Development and Finance Manager/Company Secretary are formalised in employment contracts.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

Details of the nature and amount of each element of the emoluments of each director of Bionomics Limited and senior executives of the Company are set out in the following tables.

DIRECTORS' REPORT

Directors	*Executive Salary*	*Director's Fees*	*Other Cash Benefits*	*Bonus*	*Superannuation Contributions*	*Non-Cash Benefits*	*Share Options*	*Total*
	$	$	$	$	$	$	$	$
Mr Fraser Ainsworth	0	33,333	0	0	2,667	16,667	0	52,667
Dr Deborah Rathjen	228,500	0	0	25,000	8,803	12,697	0	275,000
Dr Warren Kinston	0	7,178	62,722	0	0	3,589	0	73,489
Dr Christopher Henney	0	20,000	0	0	0	10,000	0	30,000
Mr Peter Maddern	0	20,000	0	0	1,600	10,000	0	31,600
Dr George Morstyn	0	12,904	0	0	1,032	8,931	12,350*	35,217

* On 8 November 2001 shareholders at the Annual General Meeting approved the issue of 200,000 share options to George Morstyn. These options were offered to Dr Morstyn on his commencement as a director of the Company on 8 August 2001. The directors, having considered the terms of the options, have attributed a dollar value of $12,350 to these options.

Executives	*Base Salary*	*Bonus*	*Superannuation Contributions*	*Non-Cash Benefits*	*Share Options*	*Total*
	$	$	$			$
Thomas Gonda *Chief Scientist*	125,200	0	19,800	0	22,016*	167,016
Francis Placanica *Vice President* *Business Development* *(7 January 2002 to 30 June 2002)*	51,404	0	4,112	5,701	18,347*	79,564
Jill Mashado *Finance Manager/* *Company Secretary*	75,951	10,000	6,876	0	12,720*	105,547

* On 21 June 2002 the following share options were issued to executives as part of the Company's Employee Share Option Plan:

Thomas Gonda	300,000
Jill Mashado	173,333
Francis Placanica	250,000

The directors, having considered the terms of the options, have included as part of remuneration a value for these options.

Executives are officers who are involved in, concerned in, or who take part in, the management of the affairs of the Company and report directly to the Chief Executive Officer.

SHARES AND SHARE OPTIONS GRANTED TO DIRECTORS AND EXECUTIVES

Shares and share options over unissued shares of the Company granted during or since the end of the financial year to any of the directors or executives of the Company as part of their remuneration were as follows:

- On 12 December 2001, 200,000 share options were issued to George Morstyn. Details of these share options are contained in the section headed Directors' and Executives' Emoluments.

- On 8 November 2001, 60,948 fully paid ordinary shares in the Company were issued to the following directors in the quantities specified:

Mr Fraser Ainsworth	20,652
Dr Christopher Henney	12,391
Dr Warren Kinston	4,447
Mr Peter Maddern	12,391
Dr George Morstyn	11,067

  These shares were issued in lieu of directors' fees and have been included as a non-cash benefit in each of the directors total remuneration (refer to Directors' and Executives Emoluments section of this report).

- On 12 December 2001, 300,000 share options were issued to Dr Thomas Gonda, pursuant to an employment contract dated 18 May 2000 and shareholder approval at the Annual General Meeting held on 8 November 2001.

- On 21 June 2002, the following share options were issued to executives as part of the Company's Employee Share Option Plan:

Thomas Gonda	300,000
Jill Mashado	173,333
Francis Placanica	250,000

SHARES UNDER OPTION
Unissued ordinary shares of the Company under option as at 30 June 2002 are listed at Note 21 (c) Share options.

SHARES ISSUED ON THE EXERCISE OF OPTIONS
Shares of the Company issued on the exercise of options during the year ended 30 June 2002 are listed at Note 21 (c) Share options.

INSURANCE OF OFFICERS
During the financial year, the Company paid a premium of $44,940 to insure the director and officers of the Company.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of the Company, and any other payments arising from liabilities incurred by the officers in connection with such proceedings, other than where such liabilities arise out of conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else to cause detriment to the Company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

This report is made in accordance with a resolution of the Board of Directors.

Director (Fraser Ainsworth) Director Deborah Rathjen

BIONOMICS LIMITED - ABN 53 075 582 740

STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2002

	Note	2002 $	2001 $
Total revenue from ordinary activities	3	2,058,767	599,014
Borrowing Costs		72,375	0
Depreciation and amortisation expenses		433,632	253,565
Employee and Director Benefits expenses		930,934	649,486
Research and Development expenses		3,286,513	2,039,202
Shareholder and Investor Communications expenses		200,637	173,900
Travel expenses		188,505	224,300
Other expenses from ordinary activities		435,901	537,813
Loss from ordinary activities before income tax expense	4	(3,489,730)	(3,279,252)
Income tax expense	5	0	0
Loss from ordinary activities after income tax expense		(3,489,730)	(3,279,252)
Total changes in equity other than those resulting from transactions with owners as owners		(3,489,730)	(3,279,252)
		Cents	Cents
Basic earnings per share	9	(9.5)	(11.5)
Diluted earnings per share	9	(7.5)	(7.2)

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

BIONOMICS LIMITED - ABN 53 075 582 740

STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2002

	Note	2002 $	2001 $
CURRENT ASSETS			
Cash assets	11	8,624,119	9,829,934
Receivables	13	99,321	84,686
Other	14	109,454	49,150
TOTAL CURRENT ASSETS		8,832,894	9,963,770
NON-CURRENT ASSETS			
Property, Plant and equipment	15	6,906,457	723,724
Intangible Assets	16	99,244	141,777
TOTAL NON-CURRENT ASSETS		7,005,701	865,501
TOTAL ASSETS		15,838,595	10,829,271
CURRENT LIABILITIES			
Payables	17	345,138	153,828
Interest Bearing Liabilities	18	127,100	0
Provisions	19	60,758	21,881
Other	20	309,841	416,611
TOTAL CURRENT LIABILITIES		842,837	592,320
NON-CURRENT LIABILITIES			
Interest Bearing Liabilities	18	4,956,900	0
Payables	17	50,000	50,000
TOTAL NON-CURRENT LIABILITIES		5,006,900	50,000
TOTAL LIABILITIES		5,849,737	642,320
NET ASSETS		9,988,858	10,186,951
SHAREHOLDERS' EQUITY			
Contributed Equity	21	19,097,738	15,806,101
Retained profits (Accumulated losses)	22	(9,108,880)	(5,619,150)
TOTAL SHAREHOLDERS' EQUITY		9,988,858	10,186,951

The above Statement of Financial Position should be read in conjunction with the accompanying notes.

BIONOMICS LIMITED - ABN 53 075 582 740

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2002

	Note	2002 $ Inflows (Outflows)	2001 $ Inflows (Outflows)
Cash flows from operating activities			
Grants received		1,653,189	261,736
Rent received		32,476	0
Payments to suppliers and employees (inclusive of goods and services tax)		(4,887,131)	(3,318,367)
Interest received		361,371	448,578
Borrowing costs		(72,375)	0
Net cash (outflow) from operating activities	10	(2,912,470)	(2,608,053)
Cash flows from investing activities			
Proceeds from sale of plant and equipment		1,227	0
Payments for purchases of plant and equipment		(1,537,024)	(433,861)
Net cash (outflow) from investing activities		(1,535,797)	(433,861)
Cash flows from financing activities			
Proceeds from share issue		3,397,870	8,698,133
Share issue expenses		(155,418)	(363,565)
Net cash inflow from financing activities		3,242,452	8,334,568
Net increase/(decrease) in cash held		(1,205,815)	5,292,654
Cash at the beginning of the reporting period		9,829,934	4,537,280
Cash at the end of the reporting period	11	8,624,119	9,829,934
Non-cash financing activities	12		

The above Statement of Cash Flows should be read in conjunction with the accompanying notes.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

(a) Income Tax

Tax effect accounting procedures are followed whereby the income tax expense in the Statement of Financial Performance is matched with the accounting loss after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

(b) Revenue recognition

Grant revenue and interest income is recognised upon being earnt as opposed to received.

(c) Receivables

All trade debtors are recognised at the amounts receivable as they are due for settlement no more than 30 days from the date of recognition.

Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised when some doubt as to collection exists and in any event when the debt is more than 60 days overdue.

(d) Property, Plant and Equipment

Property, plant and equipment are brought to account at cost less, where applicable, any accumulated depreciation or amortisation. The carrying amount of property, plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the use and subsequent disposal of the assets. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

The depreciable amount of all fixed assets is depreciated over their useful lives commencing from the time the asset is held ready for use, on either a prime or diminishing value basis depending on the type of asset.

The expected useful life of items of plant and equipment has been determined to be 3-15 years depending on the nature of the asset. The building (excluding the land cost) is being depreciated over 40 years.

The gain or loss on disposal of all fixed assets is determined as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal, and is included in operating profit before income tax of the company in the year of disposal.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Administrative plant and equipment	20-40%
Scientific plant and equipment	20-40%
Leasehold improvements	10-20%
Land	0%
Building	2.50%
Building Components	3-20%

(e) Research and Development

Costs incurred on research and development have been charged as expenses as incurred.

(f) Revaluations of Non-Current Assets

The land and building was recorded as a Non-Current Asset in March 2002, and is currently recorded at estimated final cost. This figure will be adjusted in the 2002/2003 financial year to record the actual final cost. A valuation for the land and building measured on the cost basis will be determined by an independent valuer once every three years and disclosed in the Company's financial report.

(g) Intangible Assets

Licences

Significant costs associated with licences are deferred and amortised on a straight line basis over five years, the period of their expected benefit.

(h) Employee Entitlements

Provision is made for the Company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount.

Contributions are made by the Company to employee superannuation funds and are charged as expenses when incurred.

As at 30 June 2002, the Company had twenty employees (2001 - eight). This figure excludes persons engaged under Service Contract Agreements at the Company's affiliated research institutes.

Bionomics Limited Employee Share Option Plan

The Bionomics Limited Employee Share Option Plan was approved by the Board in June 2002 and shareholder approval will be sought at the 2002 Annual General Meeting. Staff eligible to participate in the plan are those who have been a full time or part time employee of the Company for a period of not less than 6 months or a director of the Company.

Options are granted under the plan for no consideration. Options are exercisable over a five year period with the first tranche becoming exercisable on the first anniversary of the date of acceptance of the invitation to participate in the plan. The employees' entitlements to the options are vested (ie they are not conditional on future employment) as soon as they become exercisable. Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share.

The exercise price of an option is based on the weighted average closing price at which the Company's shares are traded on the Australian Stock Exchange during the seven trading days immediately preceding the date of an invitation. Amounts receivable on the exercise of options are recognised as share capital.

To 30 June 2002, 1,653,333 options have been granted under the plan, with an exercise price of 81 cents. 1/5th of the options are exercisable each year commencing from June 2003, and expire five years from the date they became exercisable. No options under the plan were exercised during the year.

The number of unissued shares relating to these options at 30 June 2002 is 1,653,333 (2001 - nil).

The market price of shares under option at 28 June 2002 was 71 cents.

(i) Cash

For the purpose of the Statement of Cash Flows, cash includes cash on hand and in bank accounts and deposits with banks net of bank overdrafts.

(j) Trade and Other Creditors

These amounts represent liabilities for goods and services provided to the Company prior to the end of the financial year and which are unpaid. The amounts are unsecured and generally paid within 30 days of recognition.

(k) Interest Bearing Liabilities

Loans are carried at their principal amount and interest is accrued over the period it becomes due.

(l) Borrowing Costs

Borrowing Costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets.

Borrowing Costs include interest on short-term and long-term borrowings.

(m) Earnings per Share

(i) *Basic earnings per share*

Basic earnings per share is determined by dividing net loss after income tax attributable to members of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

(ii) *Diluted earnings per share*

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

NOTE 2: SEGMENT INFORMATION

Bionomics Limited, which operates solely in Australia, conducts genomics-based research focused on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications for breast cancer, epilepsy and angiogenesis.

	2002	2001
NOTE 3: REVENUE	$	$
Revenue from operating activities		
Grants received	1,611,599	188,807
	1,611,599	188,807
Revenue from outside the operating activities		
Interest received or receivable	403,039	410,185
Profit on sale of fixed asset	0	22
Rent received or receivable	35,043	0
Other income	9,086	0
	447,168	410,207
Revenue from ordinary activities	2,058,767	599,014

NOTE 4: OPERATING RESULT

(a) **Net gains and expenses**

Profit/(Loss) from ordinary activities before income tax expense includes the following specific net gains and expenses:

	2002	2001
Net gains/(losses)		
Net gain/(losses) on disposal of plant and equipment	(45,967)	22
Expenses		
Borrowing Costs		
- Interest paid or payable	210,199	0
- Amount capitalised	(137,824)	0
	72,375	0
Depreciation of:		
- Administrative plant and equipment	12,806	22,199
- Scientific plant and equipment	300,742	177,511
- Leasehold improvements	7,281	11,331
- Building	70,269	0
	391,098	211,041
Amortisation of non-current assets		
- Licences	42,534	42,524
Rental expense on operating leases		
- minimum lease payments	64,795	121,785
Research and Development		
- Research and development costs	3,286,513	2,039,202
Other provisions		
- Employee entitlements	38,877	21,881

(b) **Individually significant gains**

Facilitation Package	560,000	0
Rail Reform Grant	250,000	0

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002

	2002	2001
NOTE 5: INCOME TAX	**$**	**$**
(a) The prima facie tax on operating profit/(loss) is reconciled to the income tax provided in the financial statements as follows:		
Prima facie tax benefit on operating result at 30% (2001 - 34%)	(1,046,919)	(1,114,946)
Tax effect of permanent differences:		
- Research and development expenditure	(138,246)	(236,483)
- Other non-allowable items	1,051	17,490
Income tax adjusted for permanent differences	(1,184,114)	(1,333,939)
Net adjustment to deferred income tax liabilities and assets to reflect the decrease in company tax rate to 30% (2001 - 34%)	0	156,934
Income tax benefit attribute to operating result	(1,184,114)	(1,177,005)
Income tax benefit not recognised	1,184,114	1,177,005
Income tax expense	0	0

Adjustment to deferred income tax balances

Legislation reducing the company tax rate from 36% to 34% in respect of the 2000-2001 income tax year and then to 30% from the 2001-2002 income tax year was passed during the year ended 30 June 2000.

	2002	2001
(b) The directors estimate that the potential future income tax benefit at 30 June 2002 in respect of tax losses not brought to account is	(3,056,946)	(1,839,710)

This benefit for tax losses will only be obtained if:

(i) the Company derives future assessable income of a nature and amount sufficient to enable the benefit from the deductions for the losses to be realised; and

(ii) the Company continues to comply with the conditions of deductibility imposed by tax legislation; and

(iii) no changes in tax legislation adversely affect the Company in realising the benefit from the deductions for tax losses.

	2002	2001
NOTE 6: REMUNERATION OF DIRECTORS	**$**	**$**
Income received or due and receivable by the directors of the Company and any related parties	497,973	368,686

91 02

The number of directors whose total income from the Company was within the specified bands are as follows:	2002	2001
$20,000 - $29,999	0	1
$30,000 - $39,999	3	2
$50,000 - $59,999	1	0
$60,000 - $69,999	0	1
$70,000 - $79,999	1	0
$200,000 - $209,999	0	1
$270,000 - $279,999	1	0

A breakdown of these amounts is included in the Directors' Report, under the heading Directors' and Executives' Emoluments.

Directors remuneration excludes insurance premiums paid by the Company in respect of directors' and officers' liability insurance contracts as the contracts do not specify premiums paid in respect of individual directors and officers. Information relating to the insurance contracts is set out in the Directors' Report.

On 8 November 2001 shareholders at the Annual General Meeting approved the issue of 200,000 share options to George Morstyn. These options were offered to Dr Morstyn on his commencement as a director of the Company on 8 August 2001. The directors, having considered the terms of the options, have attributed a dollar value of $12,350 to these options.

Details of options granted to and exercised by directors during the year ended 30 June 2002 are set out in Note 21(c).

NOTE 7: REMUNERATION OF EXECUTIVES	**2002** **$**	**2001** **$**
Remuneration received, or due and receivable, from the Company by Australian-based executive officers (including directors) whose remuneration was at least $100,000.	547,563	205,743

Options are granted to executive officers under the Company's Employee Share Option Plan, details of which are set out in note 21(c). A summary of the number of options granted to, exercised and held by Australian-based executive officers (with income of at least $100,000) during the year ended 30 June 2002 is set out below:

Outstanding 30 June 2001	**Granted**	**Exercised**	**Outstanding 30 June 2002**
0	773,333	0	773,333

The amounts disclosed for remuneration of executive officers in this note include the assessed directors' value at the date they were granted of options issued to executive officers during the year ended 30 June 2002.

The number of Australian based executive officers (including directors) whose remuneration from the Company was within the specified bands are as follows:	2002	2001
$100,000 - $109,999	1	0
$160,000 - $169,999	1	0
$200,000 - $209,999	0	1

NOTE 8: AUDITORS' REMUNERATION	2002 $	2001 $
Amounts received or due and receivable by Company auditors for:		
- auditing and reviewing the financial statements	23,827	23,500
- other services	11,200	8,902
	35,027	32,402

It is the Company's policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers' expertise and experience with the Company are important. These assignments are restricted to taxation advice.

NOTE 9: EARNINGS PER SHARE	2002 Cents	2001 Cents
Basic earnings per share (cents per share)	(9.5)	(11.5)
Diluted earnings per share (cents per share)	(7.5)	(7.2)

The basic and diluted earnings per share amounts have been calculated using the total changes in equity other than those resulting from transactions with owners as owners figure in the Statement of Financial Performance.

	2002 Number	2001 Number
Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	36,655,037	28,492,948
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	43,416,897	40,662,219

Information concerning the classification of securities

Options are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in note 21(c).

NOTE 10: CASH FLOW INFORMATION	2002 $	2001 $
Reconciliation of operating profit/(loss) after income tax to net cash inflow from operating activities		
Operating profit/(loss) after income tax	(3,489,730)	(3,279,252)
Non-cash items in operating profit/(loss)		
Depreciation and amortisation	433,632	253,565
Directors' fees (note 12)	49,185	69,613
Net loss/(gain) on sale of non-current assets	45,967	(22)
Provision for employee entitlements	38,877	21,881
Changes in operating assets and liabilities		
Decrease/(Increase) in debtors and accruals	(19,320)	(2,072)
Decrease/(Increase) in other operating assets	(71,244)	(73,393)
Increase/(Decrease) in creditors and accruals		
[illegible]	100,163	401,627

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002

NOTE 11: CASH

Cash at the end of the financial year as shown in the Statement of Cash Flows is reconciled to items in the Statement of Financial Position as follows:

Cash at bank or on hand	194,981	1,419
Cash deposits	8,429,138	9,828,515
	8,624,119	9,829,934

$31,833 of the cash deposits is not available for use as it is used by the ANZ Bank as security against a rental guarantee.

NOTE 12: NON-CASH FINANCING ACTIVITIES

Directors' fees satisfied by the issue of shares	49,185	69,613

NOTE 13: RECEIVABLES

CURRENT

Other debtors	99,321	84,686

NOTE 14: OTHER ASSETS

CURRENT

Prepayments	41,822	23,186
Accrued revenue	67,632	25,964
	109,454	49,150

NOTE 15: PROPERTY, PLANT AND EQUIPMENT

NON-CURRENT

Administrative plant and equipment - at cost	184,966	96,186
Accumulated depreciation	37,068	25,330
	147,898	70,856
Scientific plant and equipment - at cost	1,315,863	824,960
Accumulated depreciation	511,595	214,628
	804,268	610,332
Leasehold improvements - at cost	0	56,874
Accumulated depreciation	0	14,338
	0	42,536
Building - at estimated cost	5,899,560	0
Accumulated depreciation	70,269	0
	5,829,291	0
Land - at estimated cost	125,000	0
Total property, plant and equipment	7,525,389	978,020
Total accumulated depreciation	618,932	254,296
Total property, plant and equipment	6,906,457	723,724

The land and building have been recorded at estimated final cost as the actual final cost has not yet been determined by the Industrial and Commercial Premises Corporation. An adjustment will be made in the 2002/2003 financial year as soon as the actual final cost is determined. Depreciation has been charged based on the estimated final cost.

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

	Administrative plant & equipment	Scientific plant & equipment	Leasehold improvements	Land and Building	Total
Carrying amount at 1 July 2001	70,856	610,332	42,536	0	723,724
Additions	94,791	501,675	0	6,024,560	6,621,026
Disposals	(4,943)	(6,997)	(35,255)	0	(47,195)
Depreciation (note 4)	(12,806)	(300,742)	(7,281)	(70,269)	(391,098)
Carrying amount at 30 June 2002	**147,898**	**804,268**	**0**	**5,954,291**	**6,906,457**

	2002	2001
NOTE 16: INTANGIBLE ASSETS	$	$
NON-CURRENT		
Licences - at cost	212,666	212,666
Accumulated amortisation	113,422	70,889
	99,244	141,777
NOTE 17: PAYABLES		
CURRENT		
Trade creditors	345,138	153,828
NON-CURRENT		
Loan from other parties (non-interest bearing)	50,000	50,000
NOTE 18: INTEREST BEARING LIABILITIES		
CURRENT		
Deferred Purchase Agreement	127,100	0
NON-CURRENT		
Deferred Purchase Agreement	4,956,900	0

The Deferred Purchase Agreement, which relates to the land and building, has interest charged at 5.71% per annum. This rate will fluctuate based on the 90 day bank bill rate.

	2002	2001
NOTE 19: PROVISIONS	$	$
CURRENT		
Employee Entitlements	60,758	21,881
NOTE 20: OTHER CURRENT LIABILITIES		
Other creditors	0	22,222
Accruals	187,655	321,460
Unearned Income	122,186	72,929
	309,841	416,611
NOTE 21: SHARE CAPITAL		
(a) Issued and Paid-up Capital	$	$
Ordinary shares - fully paid	19,097,738	15,806,101

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002

Movements in ordinary share capital of the Company during the past two years were as follows:

Date	Details	Issue Price	Number of Shares	$
01-07-00	**Opening Balance**		**24,084,230**	**7,401,920**
24-07-00	Share issue - conversion of options	$ 0.50	48,366	24,183
04-08-00	Share issue - placement	$ 0.97	3,113,000	3,019,610
	Less capital raising costs associated with the placement			(150,011)
16-10-00	Share issue - placement	$ 0.97	2,042,000	1,980,740
	Less capital raising costs associated with the placement			(100,000)
06-11-00	Share issue - directors	$ 0.91	25,788	23,467
06-11-00	Share issue - directors	$ 1.14	40,479	46,146
27-11-00	Share issue - conversion of options	$ 0.50	1,666	833
01-03-01	Share issue - conversion of options	$ 0.50	5,833	2,916
13-06-01	Share issue - placement	$ 1.05	3,495,097	3,669,852
	Less capital raising costs associated with the placement			(113,555)
30-06-01	**Closing Balance**		**32,856,459**	**15,806,101**
19-07-01	Share issue - placement	$ 1.05	350,000	367,500
30-09-01	Share issue - conversion of options	$ 0.50	53,333	26,666
31-10-01	Share issue - conversion of options	$ 0.50	25,663	12,832
12-11-01	Share issue - directors	$ 0.807	60,948	49,185
30-11-01	Share issue - conversion of options	$ 0.50	5,681,744	2,840,872
19-06-02	Share issue - conversion of options	$ 0.50	300,000	150,000
	Less capital raising costs associated with the placement			(11,399)
	Less capital raising costs associated with underwriting of options			(144,019)
30-06-02	**Closing Balance**		**39,328,147**	**19,097,738**

(b) Ordinary Shares

Ordinary Shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(c) Share options

(i) On 17 June 1999, 1,900,000 options were issued to Directors of the Company and a further 200,000 options were issued on 7 November 1999. All these options were issued pursuant to Share Option Deeds and each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time on or before 17 June 2004 at a fixed price of $0.30 per share. The number of unissued ordinary shares relating to these options at 30 June 2002 is 2,100,000 (2001 - 2,100,000)

(ii) On 7 November 1999, 150,000 options were issued to scientists from the University of Melbourne in recognition of contributions to the intellectual property licensed to the Company. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time after the second anniversary of the date on which the Company's shares were officially quoted on the Australian Stock Exchange Limited or before 7 November 2004 at a fixed price of $0.50 per share. The number of unissued ordinary shares relating to these options at 30 June 2002 is 150,000 (2001 - 150,000)

(iii) On 7 November 1999, 150,000 options were issued to members of the Scientific Advisory Board in recognition of consulting services to be provided. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at a fixed price of $0.50 per share, with 50,000 becoming exercisable at the end of each of the first, second and third year of the date on which the Company's shares were officially quoted on the Australian Stock Exchange Limited. If not exercised the options will lapse on 7 November 2004. The number of unissued ordinary shares relating to these options at 30 June 2002 is 150,000 (2001 - 150,000).

(iv) On 8 November 1999, 1,570,000 options were issued to Medvet Science Pty Ltd. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time after the second anniversary of the date on which the Company's shares were officially quoted on the Australian Stock Exchange Limited or before 8 November 2004 at a fixed price of $0.50 per share. On 27 November 2000, 30,000 of these options were cancelled. The number of unissued ordinary shares relating to these options at 30 June 2002 is 1,540,000 (2001 - 1,540,000).

(v) On 15 December 1999, 300,000 options were issued to the Underwriters of the initial public offering, Taylor Collison Limited, as part of the Underwriting Agreement. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time on or before 30 June 2002 at a fixed price of $0.50 per share. These options were exercised on 19 June 2002. The number of unissued ordinary shares relating to these options as at 30 June 2002 is nil (2001 - 300,000).

(vi) On 16 December 1999, 5,832,936 options were issued to subscribers to the Prospectus. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time on or before 30 November 2001 at a fixed price of $0.50. As at 30 June 2002, all of these options had been exercised (2001 - 72,196).

(vii) On 19 April 2000, 75,000 options were issued to Professor Samuel Berkovic in recognition of his contributions to the Scientific Advisory Board of the Company. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at a fixed price of $0.65 per share, with 25,000 becoming exercisable on the first, second and third anniversaries of Professor Berkovic's appointment to the Scientific Advisory Board. If not exercised, the options will lapse on 8 June 2005 or on the date of termination of the Consultancy Agreement, whichever is earlier. The number of unissued ordinary shares relating to these options at 30 June 2002 is 75,000 (2001 - 75,000).

(viii) On 21 June 2000, 304,600 options were issued to, or for the benefit of, scientists and support staff involved in the Company's research programs to align their interests with the Company's shareholders. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time from 21 June 2002 until 21 June 2005 at a fixed price of $1.00 per share. On 6 December 2000, 9,000 of these options were cancelled and a further 6,000 were cancelled on 17 January 2001. The number of unissued ordinary shares relating to these options at 30 June 2002 is 289,600 (2001 - 289,600).

(ix) On 2 August 2000, 113,333 options were issued to Heidrick & Struggles Incorporated, the firm engaged to recruit the Chief Executive Officer. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time from 2 August 2000 to 19 June 2003 at a fixed price of $1.00 per share. The number of unissued ordinary shares relating to these options at 30 June 2002 is 113,333 (2001 - 113,333).

(x) On 4 October 2000, 1,700,000 options were issued to Deborah Rathjen. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company. The options are exercisable as follows:

Exercise Price	Exercise Period	Quantity
$1.00	19 June 2002 to 19 June 2007	340,000
$1.00	19 June 2003 to 19 June 2008	340,000
$1.00	19 June 2004 to 19 June 2009	170,000
$1.40	19 June 2004 to 19 June 2009	170,000

(xi) On 18 June 2001, 15,000 options were issued to Dr Ram Seshadri, a principal consultant on the breast cancer project to align his interests with the Company's shareholders. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time from 18 June 2003 until 18 June 2006 at a fixed price of $1.30 per share. The number of unissued ordinary shares relating to these options at 30 June 2002 is 15,000 (2001 - 15,000).

(xii) On 6 August 2001, 100,000 options were issued to BNP (Paribas) Equities Australia Limited, the placement arranger. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time from 30 July 2001 until 30 July 2003 at a fixed price of $1.40 per share. The number of unissued ordinary shares relating to these options at 30 June 2002 is 100,000 (2001 - nil).

(xiii) On 12 December 2001, 200,000 options were issued to George Morstyn. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time from 8 August 2002 to 8 August 2007 at a fixed price of $0.95 per share. The number of unissued ordinary shares relating to these options at 30 June 2002 is 200,000 (2001 - nil).

(xiv) On 12 December 2001, 300,000 options were issued to Dr Tom Gonda. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company. The options are exercisable as follows:

Exercise Price	Exercise Period	Quantity
$1.20	14 May 2003 to 14 May 2008	60,000
$1.20	14 May 2004 to 14 May 2009	40,000
$1.40	14 May 2004 to 14 May 2009	20,000
$1.40	14 May 2005 to 14 May 2010	60,000
$1.40	14 May 2006 to 14 May 2011	20,000
$1.80	14 May 2006 to 14 May 2011	100,000

The number of unissued ordinary shares relating to these options at 30 June 2002 is 300,000 (2001- nil).

(xv) On 21 January 2002, 25,000 options were issued to Professor Ashley Dunn. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time from 1 January 2004 to 1 January 2007 at a fixed price of $0.79 per share. The number of unissued shares relating to these options at 30 June 2002 is 25,000 (2001 - nil).

(xvi) On 21 June 2002, 1,653,333 options were issued to employees of the Company participating in the Employee Share Option Plan. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company at a fixed price of $0.81 per share. The options are exercisable as follows:

June 2003 to June 2008	330,666
June 2004 to June 2009	330,666
June 2005 to June 2010	330,667
June 2006 to June 2011	330,667
June 2007 to June 2012	330,667

The number of unissued shares relating to these options at 30 June 2002 is 1,653,333 (2001 - nil).

	2002	2001
NOTE 22: ACCUMULATED LOSSES	$	$
Balance at the beginning of the year	(5,619,150)	(2,339,898)
Net loss for the year	(3,489,730)	(3,279,252)
Balance at the end of the year	(9,108,880)	(5,619,150)

	2002	2001
NOTE 23: COMMITMENTS FOR EXPENDITURE	**$**	**$**
(a) Operating lease commitments payable		
- not later than one year	77,512	136,321
- later than one year but not later than 2 years	51,663	70,107
- later than 2 years but not later than 5 years	0	197,466
	129,175	403,894
(b) Service contract commitments payable		
- not later than one year	982,500	1,661,538
- later than one year but not later than 2 years	0	832,500
- later than 2 years but not later than 5 years	0	0
	982,500	2,494,038

Pursuant to the terms and agreements entered into by the Company with both the Women's and Children's Hospital ("WCH") and the University of Melbourne ("U of M") to acquire the licence for the epilepsy project from the WCH and U of M and the breast cancer project from the WCH , the Company is liable to make further payments to the WCH and U of M upon the achievement of certain conditions.

Pursuant to the terms and agreement entered into by the Company with Medvet Science Pty Ltd ("Medvet"), for the Angiogenesis Project, the Company is liable to make further payments to Medvet upon the achievement of certain conditions.

Due to the confidential nature of the agreements, further disclosure would not be in the Company's best interests.

NOTE 24: RELATED PARTIES

TRANSACTIONS OF DIRECTORS AND DIRECTOR RELATED ENTITIES

The names of persons who were directors of the Company at any time during the financial year ended 30 June 2002 are as follows: Fraser Ainsworth, Deborah Rathjen, Christopher Henney, Warren Kinston, Peter Maddern and George Morstyn. All of these persons were also directors during the year ended 30 June 2001, except for George Morstyn who was appointed on 8 August 2001.

Remuneration benefits

Information on remuneration of directors is disclosed in Note 6 of this report.

Transactions of directors and director-related entities concerning shares or share options

Aggregate numbers of shares and share options of the Company acquired or disposed of by directors of the Company or their director-related entities during the period were:

	2002	2001
Acquisitions	**Number**	**Number**
Ordinary shares, including exercise of listed options	336,781	76,267
Options on ordinary shares	200,000	1,700,000
Disposals		
Ordinary shares	150,000	40,000
Options on ordinary shares, including exercise	25,833	0

Aggregate numbers of shares and share options of the Company held directly, indirectly or beneficially by directors of the Company or their director-related entities at balance date:

	2002	2001
	Number	**Number**

Other transactions with directors of the Company and their director related entities

A director, Fraser Ainsworth, is a director and shareholder of Potential Energy Pty Ltd. Potential Energy Pty Ltd has hired office furniture to the Company during the financial year. In addition, Potential Energy Pty Ltd sub-let a portion of the office space occupied by the Company, along with the provision of secretarial services. These transactions were based on normal commercial terms and conditions.

A director, Peter Maddern, is a director and shareholder of Palmerston Projects Pty Ltd. From 1 July 2000 to 31 August 2000, Palmerston Projects Pty Ltd provided accounting and business services to the Company. In addition, Palmerston Projects sub-let a portion of the office space occupied by the Company. These transactions were based on normal commercial terms and conditions.

Aggregate amounts of each of the above types of other transactions with directors and their director-related entities:

	2002	2001
Expenses	**$**	**$**
Accounting and business services	0	21,919
Purchase of office furniture and equipment	0	5,058
Rental of office furniture and equipment	282	6,177
	2002	**2001**
Revenues	**$**	**$**
Rental of office space and secretarial services	5,694	16,921
Sale of bookcase	0	500

Aggregate amounts receivable from directors and their director-related entities at balance date:

	2002	2001
	$	**$**
Current assets	88	1,071

NOTE 25: EVENTS OCCURRING AFTER REPORTING DATE

On 9 September 2002, the Company announced that it had achieved a major breakthrough in its epilepsy program with the creation of the world's first animal model of inherited human epilepsy. The model incorporates a genetic change associated with epilepsy which was discovered by Bionomics. This development, in combination with Bionomics' ionX™ discovery platform, accelerates Bionomics' ion channel drug discovery activities for the development of novel therapeutics for the treatment of epilepsy and other Central Nervous System (CNS) disorders.

No other matters or circumstances have arisen since the end of the financial year which significantly affected, or may significantly affect, the operations of the Company, the results of those operations, or the state of affairs of the Company in future financial years.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002

NOTE 26: FINANCIAL INSTRUMENTS

			Fixed Interest for:			
2002	**Notes**	**Floating interest rate**	**1 year or less**	**over 1 to 5 years**	**Non-interest bearing**	**Total**
Financial Assets						
Cash and deposits	11	471,090	8,148,903	0	4,126	8,624,119
Receivables and other	13,14	0	0	0	208,775	208,775
		471,090	8,148,903	0	212,901	8,832,894
Weighted average interest rate		3.80%	4.60%			
Financial Liabilities						
Trade and other creditors	17,19,20	0	0	0	715,737	715,737
Deferred Purchase Agreement	18	5,084,000	0	0	0	5,084,000
Other Loans	17	0			50,000	50,000
		5,084,000	0	0	765,737	5,849,737
Weighted average interest rate		5.71%				
Net financial assets (liabilities)		(4,612,910)	8,148,903	0	(552,836)	2,983,157

			Fixed Interest for:			
2001	**Notes**	**Floating interest rate**	**1 year or less**	**over 1 to 5 years**	**Non-interest bearing**	**Total**
Financial Assets						
Cash and deposits	11	310,457	9,518,058	0	1,419	9,829,934
Receivables and other	13,14	0	0	0	133,836	133,836
		310,457	9,518,058	0	135,255	9,963,770
Weighted average interest rate		4.25%	4.93%			
Financial Liabilities						
Trade and other creditors	17,19,20	0	0	0	592,320	592,320
Other Loans	17	0			50,000	50,000
		0	0	0	642,320	642,320
Net financial assets (liabilities)		310,457	9,518,058	0	(507,065)	9,321,450

Reconciliation of net financial assets to net assets	**2002 $**	**2001 $**
Net financial assets as above	2,983,157	9,321,450
Non-financial assets		
Other assets	0	0
Property, plant and equipment	6,906,457	723,724
Intangibles	99,244	141,777
Net assets per balance sheet	9,988,858	10,186,951

The net fair value of financial assets and liabilities of the Company approximates their carrying amounts.

BIONOMICS LIMITED - A.B.N. 53 075 582 740

DIRECTORS' DECLARATION

The directors declare that the financial statements and notes set out on pages 11 to 28:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the Company's financial position as at 30 June 2002 and performance for the financial year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

This declaration is made in accordance with a resolution of the directors.

Director Frank Ainsworth

Director Deborah Rathjen

Dated this 9th day of September 2002.

BIONOMICS LIMITED A.B.N. 53 075 582 740

SHAREHOLDERS' INFORMATION

All shareholder information provided is current as at 20 August 2002.

Difference in Results Reported to the ASX

There are no material differences between the figures reported in the financial statements and those lodged with the ASX in the Company's Appendix 4C for the quarter ended 30 June 2002.

Audit Committee

The Company established an audit committee in July 2002. The main responsibilities of the Audit Committee are set out in the section headed Corporate Governance of the Annual Report.

Corporate Governance

Bionomics' corporate governance practices are set out in the section headed Corporate Governance of the Annual Report.

Substantial Shareholders

Substantial holders in the Company are set out below:

Ordinary Shares	**Number held**	**Percentage**
Duncan Mount and Boom Australia Pty Limited (jointly)	2,625,800	6.68%

Equity Securities

There are 2,562 holders of ordinary shares.

The number of shareholdings held in less than marketable parcels is 191.

Voting Rights

There is one class of equity securities issued by the Company, ordinary shares.
Voting rights for ordinary shares is one share equates to one vote.

Distribution of Shareholders of Equity Securities

Category (size of Holding)	**Number of Ordinary Shares**
1 - 1,000	444
1,001 - 5,000	1,029
5,001 - 10,000	472
10,001 - 100,000	572
100,001 - and over.	45
	2,562

BIONOMICS LIMITED A.B.N. 53 075 582 740

SHAREHOLDERS' INFORMATION

Unquoted Equity Securities

Options	**Number**
The following options were unquoted :	
Options exercisable at $0.30 between 17 June 1999 and 17 June 2004	2,100,000
Options exercisable at $1.00 between 19 June 2000 and 19 June 2003	113,333
Options exercisable at $0.50 between 17 December 2001 and 8 November 2004	1,840,000
Options exercisable at $1.00 between 21 June 2002 and 21 June 2005	289,600
Options exercisable at $0.65 between 8 June 2001 and 8 June 2005	75,000
Options exercisable at $1.00 between 19 June 2002 and 19 June 2007	340,000
Options exercisable at $1.00 between 19 June 2003 and 19 June 2008	340,000
Options exercisable at $1.00 between 19 June 2004 and 19 June 2009	170,000
Options exercisable at $1.40 between 19 June 2004 and 19 June 2009	170,000
Options exercisable at $1.40 between 19 June 2005 and 19 June 2010	680,000
Options exercisable at $1.30 between 18 June 2003 and 18 June 2006	15,000
Options exercisable at $1.40 between 30 July 2001 and 30 July 2003	100,000
Options exercisable at $0.95 between 8 August 2002 and 8 August 2007	200,000
Options exercisable at $1.20 between 14 May 2003 and 14 May 2008	60,000
Options exercisable at $1.20 between 14 May 2004 and 14 May 2009	40,000
Options exercisable at $1.40 between 14 May 2004 and 14 May 2009	20,000
Options exercisable at $1.40 between 14 May 2005 and 14 May 2010	60,000
Options exercisable at $1.40 between 14 May 2006 and 14 May 2011	20,000
Options exercisable at $1.80 between 14 May 2006 and 14 May 2011	100,000
Options exercisable at $0.79 between 1 April 2004 and 1 April 2007	25,000
Options exercisable at $0.81 between June 2003 and June 2008	330,666
Options exercisable at $0.81 between June 2004 and June 2009	330,666
Options exercisable at $0.81 between June 2005 and June 2010	330,667
Options exercisable at $0.81 between June 2006 and June 2011	330,667
Options exercisable at $0.81 between June 2007 and June 2012	330,667
Total unquoted options held by 41 optionholders	8,411,266

Medvet Science Pty Ltd holds 1,742,500 of these options.
Deborah Rathjen holds 1,700,000 of these options.
Fraser Ainsworth holds 1,000,000 of these options.

BIONOMICS LIMITED A.B.N. 53 075 582 740

SHAREHOLDERS' INFORMATION

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

		Ordinary shares	
	Name	Number held	Percentage of issued shares
1	Mr Duncan Mount	1,950,000	4.96
2	Queensland Investment Corporation	1,892,249	4.81
3	ANZ Nominees Limited	1,492,165	3.79
4	Bionomics Investments Pty Ltd	1,456,335	3.70
5	Boom Australia Pty Limited	675,800	1.72
6	BNP Paribas	650,000	1.65
7	Fortis Clearing Nominees P/L	560,329	1.42
8	Ladies' Own SDN Berhad	500,000	1.27
9	Mr Peter Maddern	426,457	1.08
10	Guardian Trust Australia Ltd	350,000	0.89
11	J C Betar Pty Limited	324,000	0.82
12	Mambat Pty Ltd	317,067	0.81
13	Biotechnology Investments Limited	315,000	0.80
14	Taycol Nominees Pty Ltd	280,000	0.71
15	Starwide Investments Pty Ltd	260,000	0.66
16	JBW Investments Pty Ltd	250,000	0.64
17	Mirrabooka Investments Limited	250,000	0.64
18	Dr Christopher Henney	241,529	0.61
19	Symington Pty Ltd	216,827	0.55
20	Taylor Collison Limited	214,287	0.54
		12,622,045	32.07

BIONOMICS LIMITED A.B.N. 53 075 582 740

SHAREHOLDERS' INFORMATION

Company Particulars

Bionomics Limited, a listed public company, is domiciled and incorporated in Australia.

The name of the Company Secretary is Jill Mashado.

The address of the Company's registered office in Australia is:
31 Dalgleish Street
Thebarton SA 5031
Telephone (08) 8354 6100

The address of the Company's principal administrative office is:
31 Dalgleish Street
Thebarton SA 5031
Telephone (08) 8354 6100
Facsimile (08) 8354 6199
Email: info@bionomics.com.au
Web Address: www.bionomics.com.au

The address of the register of securities is:
Computershare Investor Services Pty Limited
Level 5, 115 Grenfell Street
Adelaide SA 5000
Telephone 1300 556 161 (within Australia)
61 3 9615 5970 (outside Australia)

Bionomics is not listed on any other stock exchanges other than the ASX.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

91 King William Street
ADELAIDE SA 5000
GPO Box 418
ADELAIDE SA 5001
DX 77 Adelaide
Australia
www.pwcglobal.com/au
Telephone +61 8 8218 7000
Facsimile +61 8 8218 7999
Direct Phone +61 8 8218 7215
Direct Fax +61 8 8218 7466

Independent audit report to the members of Bionomics Limited

Audit opinion

In our opinion, the financial report, set out on pages 11 to 29:

- presents a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Bionomics Limited as at 30 June 2002 and of its performance for the year ended on that date
- is presented in accordance with the Corporations Act 2001, Accounting Standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

This opinion must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The financial report – responsibility and content

The preparation of the financial report for the year ended 30 June 2002 is the responsibility of the directors of Bionomics Limited. It includes the financial statements for Bionomics Limited (the Company).

The auditor's role and work

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company. Our role was to conduct the audit in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our audit did not involve an analysis of the prudence of business decisions made by the directors or management.

In conducting the audit, we carried out a number of procedures to assess whether in all material respects the financial report presents fairly a view in accordance with the Corporations Act 2001, Accounting Standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001, which is consistent with our understanding of the Company's financial position, and its performance as represented by the results of its operations and cash flows.

PRICEWATERHOUSECOOPERS

Independent audit report to the members of Bionomics Limited (continued)

The procedures included:

- selecting and examining evidence, on a test basis, to support amounts and disclosures in the financial report. This included testing, as required by auditing standards, certain internal controls, transactions and individual items. We did not examine every item of available evidence
- evaluating the accounting policies applied and significant accounting estimates made by the directors in their preparation of the financial report
- obtaining written confirmation regarding material representations made to us in connection with the audit
- reviewing the overall presentation of information in the financial report.

Our audit opinion was formed on the basis of these procedures.

Independence

As auditor, we are required to be independent of the Company and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the Corporations Act 2001 and the Auditing and Assurance Standards Board.

In addition to our statutory audit work, we were engaged to undertake other services for the Company. These services are disclosed in note 8 to the financial statements. In our opinion the provision of these services has not impaired our independence.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants

P.G. Steel

PG Steel
Partner

Adelaide
9 September 2002

82 - 34682

Bionomics Limited

ABN 53 075 582 740

ASX RELEASE
18 September 2002

NOTICE OF ANNUAL GENERAL MEETING AND NOMINATION OF DIRECTORS

Bionomics Limited hereby gives notice to the Australian Stock Exchange Limited ("ASX") that the Company's Annual General Meeting will be held in:

The Grevillea Room
Lower Lobby Level
Hyatt Regency
North Terrace
Adelaide SA 5000

on Thursday 7 November 2002 commencing at 10.30am at which it is proposed that an election of Directors be held. Under the Company's Constitution, to be valid, nominations for the position of Director are required to be left at the registered office of the Company on or before 25 September 2002 unless the nominee has been recommended by the Board for election.

This notice is given in accordance with article 48.2 of the Company's Constitution and ASX Listing Rule 3.13.1.

J. Mashado

Jill Mashado
COMPANY SECRETARY

82-34682

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
9 September 2002

BIONOMICS BREAKTHROUGH
WORLD'S FIRST ANIMAL MODEL OF INHERITED HUMAN EPILEPSY

Adelaide, Australia – Bionomics (ASX:BNO) today announced a major breakthrough for epilepsy sufferers with the creation of the world's first animal model of inherited human epilepsy.

Bionomics has developed a mouse model that exhibits epileptic seizures like those found in humans. Bionomics Managing Director and Chief Executive Officer Dr Deborah Rathjen said this discovery was scientifically and medically significant.

"Almost seventy-five percent of epilepsy sufferers have inherited epilepsy and new treatments for more effective control of their seizures are urgently needed," Dr Rathjen said.

"The new mouse model contains a genetic mutation representative of human epilepsy and we will now be able to assess more closely the neurological and physiological mechanisms causing epilepsy. We can move to identify fourth generation anti-epileptic drugs that will be more effective and with fewer side effects," Dr Rathjen said.

The animal model has been developed by Bionomics' Head of Biophysics, Dr Steven Petrou. Dr Petrou is also a Research Fellow with the Department of Physiology at the University of Melbourne.

"This is a very exciting and very important scientific breakthrough by Steven Petrou and his team at the University of Melbourne. Today's news brings Bionomics R&D closer to the clinic and closer to remedying a debilitating illness," said Dr Rathjen.

"The new knock-in mouse is an important tool which validates the role of genes discovered in Bionomics' epilepsy program as causative of the condition," said Dr Petrou.

"Bionomics and its collaborators at Melbourne University and the Women's and Children's Hospital in Adelaide have been leading the world in understanding the genetic basis of epilepsy and have now built an impressive patent portfolio which stands at over 180 gene variations in 17 ion channel genes.

"Further rigorous testing of the knock-in animal model will enhance our understanding of epilepsy and pave the way for a new approach to treatment," Dr Petrou said.

Worldwide there are 8.2 epilepsy sufferers per 1000 persons, and 30 percent of patients do not respond to existing drugs. In the US 180,000 new cases are diagnosed each year. The current epilepsy drug market is worth US$5 billion per annum.

31 Dalgleish Street, Thebarton, South Australia, 5031

82-34682

Dr Rathjen said the latest discovery also provides a springboard for Bionomics to expand its internationally recognised gene research into the discovery and development of treatments for epilepsy and other central nervous system (CNS) disorders using its proprietary ionX™ discovery platform.

"By widening the target market from epilepsy to address the global market for CNS disorders, Bionomics jumps from a possible market size of US$5 billion to a market size of US$52 billion. CNS disorders represent the second largest therapeutic segment of the pharmaceutical market in which revenues are currently increasing at a rate of 11.9 percent per annum," Dr Rathjen said.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX™ discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders. The global CNS market is the second largest sector of the pharmaceuticals market, valued in 2001 at US$52 billion and projected to grow to US$77 billion by 2007.

For more information about Bionomics, visit www.bionomics.com.au.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

Or visit the Bionomics website on www.bionomics.com.au

31 Dalgleish Street, Thebarton, South Australia, 5031

82-34682

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
9 September 2002

PARTNERSHIPS, PATENTS AND PEOPLE DRIVE BIONOMICS' GROWTH IN SHAREHOLDER VALUE

Bionomics Limited (ASX:BNO) today announced the Company has completed the 2001/2002 financial year with three new strategic partnerships, a stronger intellectual property position and increased skills within its management team. The Company has also achieved significant research and development (R&D) milestones during the year.

In releasing Bionomics' financial and corporate results for the year ending 30 June 2002, Bionomics CEO and Managing Director Dr Deborah Rathjen said the Company was focusing on achieving its research and commercial milestones underpinned by a tight control on costs and well-managed cash reserves.

"Cash inflows for the 12 months were $5.4 million and cash outflows were $6.6 million, resulting in a decrease of cash on hand over the period of $1.2 million, in line with expectations.

"Bionomics' cash position at 30 June 2002 was $8.6 million, compared with $9.8 million at 30 June 2001. At the current cash burn rate, this provides the Company with funding for at least two years," Dr Rathjen said.

Dr Rathjen reported further good progress on creating sustainable shareholder value, particularly as a result of three key achievements for the year:

- New commercial **partnerships** including Johnson & Johnson Research Pty Ltd, publicly listed European antibody company Genmab A/S and privately-held US biotech Hybrigen, Inc.
- Expansion of the **patent portfolio** from 230 gene discoveries to an approximate total of 330 genes and genetic variations associated with its epilepsy, breast cancer and angiogenesis research.
- New **management appointments** have resulted in Bionomics' transformation from a virtual biotechnology company with largely outsourced research activities to an in-house, state-of-the-art operation focused on identifying and validating high value drug targets, and building a future drug discovery capability.

"Bionomics' partnership strategy is to boost the value to shareholders of the Company's intellectual property by accelerating development of its gene discoveries and moving them closer to the clinic with products for the treatment of serious medical conditions such as epilepsy and cancer," said Dr Rathjen.

"Our strategy also enables us to better manage the risks associated with biotechnology R&D as we are able to leverage the cutting edge technologies, product development expertise and financial resources of our partners," she said.

82-34682

KEY POINTS — FINANCE

- The operating loss of the Company after income tax for the year ended 30 June 2002 was $3.49 million
- Net cash outflow for the year to 30 June 2002 was $1.2 million.
- R&D expenditure for the year was $3.29 million.
- In the twelve-month period to December 2001, the Company secured approximately $3.3 million in Federal Government Grant Funding.
- Building deposit of $0.94 million paid to the South Australian Government as the first instalment payment over the agreed 10-year payback period.
- Subscriber options were exercised by 30 November 2001 raising $2.8 million net of costs.
- Cash on hand at 30 June 2002 was $8.6 million.

KEY POINTS — CORPORATE

- In March 2002 Bionomics and Genmab A/S announced they would jointly discover and develop human monoclonal antibodies to three targets from Bionomics' angiogenesis program.
- In May 2002 Bionomics entered into a collaborative agreement with Johnson and Johnson Research Pty Ltd., a member of the global Johnson and Johnson family of companies, to validate Bionomics' angiogenesis drug targets. This collaboration represents the achievement of a major milestone in the Company's development.
- Bionomics has secured two partnership agreements with Hybrigen Inc. in the past financial year. This partnership seeks to rapidly identify novel drug targets from Bionomics' initial gene discoveries utilising Hybrigen's proprietary proteomics technologies. The collaboration has already yielded information on the pathway regulated by Bionomics' breast cancer gene BNO1.
- Bionomics' management team has expanded significantly to broaden both scientific and commercial areas of expertise. On the scientific front Dr David Callen was appointed Head of Genomics in November 2001; Dr Gabriel Kremmidiotis was appointed Head of Bioinformatics in January 2002; Dr Andy Dunbar was appointed Head of Proteomics in March 2002 and Dr Ralf Brandt was appointed Head of Cell Biology in April 2002. In addition, Professor Ashley Dunn was appointed to Bionomics' internationally recognised Scientific Advisory Board in November 2001. Professor Dunn is Deputy Director of the Ludwig Cancer Institute. On the commercial front, Francis Placanica was appointed Vice President of Business Development in December 2001 to further expand Bionomics' commercial position in global markets.
- In March 2002, Bionomics moved to its new research facility in the Adelaide bioscience precinct at Thebarton. The multi-million dollar facility has been established as a ten-year lease/purchase arrangement with the South Australian Government.

31 Dalgleish Street, Thebarton, South Australia 5031

KEY POINTS — RESEARCH AND DEVELOPMENT

- Strong progress in the epilepsy project has enabled Bionomics to develop a new strategy for the discovery of potentially more specific and effective drugs to treat epilepsy based on certain ion channel defects associated with the condition. Bionomics has achieved an exciting world first with the creation of an animal model of inherited human epilepsy. This model is likely to play a valuable role in the discovery and development of better treatments for epilepsy. These developments form the basis of the Company's ionX™ drug discovery platform.

- Since acquiring worldwide rights to the angiogenesis genes identified by a novel molecular and cell biological model devised at the Hanson Centre for Cancer Research, the number of genes identified has increased from 56 to 137. This is the result of the screening of 900 cDNA clones and represents an encouraging milestone achievement. The discovery of genes associated with angiogenesis and their validation as drug targets presents a number of significant commercial opportunities for Bionomics.

- Bionomics' breast cancer project has made good progress with the finding that the BNO64 gene is implicated in the development of approximately 50 percent of breast cancers, suggesting that BNO64 is a major breast cancer tumour suppressor gene. A crucial research milestone was achieved with the demonstration that BNO64 blocks breast cancer cell growth.

OUTLOOK

"Bionomics strategy to focus on patents, partnerships and people, together with the substantial achievement of our R&D objectives, places the Company in a stronger position to translate our gene discoveries into new medical treatments," said Dr Rathjen.

"We are on target in our R&D projects and our business strategy is succeeding, as evidenced by the recent partnerships to accelerate the development of our gene-based discoveries into products for the treatment of cancer and other angiogenesis-related medical conditions.

"Bionomics is now well structured and funded. In the next 12 months we will continue to leverage our world-class science to attract additional global partnerships, with the objective of adding further sustainable shareholder value," Dr Rathjen said.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED

Phone: 08 8354 6101
or visit the Bionomics website on www.bionomics.com.au

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Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
19 September 2002

BIONOMICS ADVANCES OVER 100 NOVEL GENES TO INTERNATIONAL PATENT STAGE IN ANGIOGENESIS PROGRAM

Bionomics (ASX:BNO) today announced its angiogenesis program had achieved an important milestone with the progression of a patent application on angiogenesis genes into the international PCT stage. The patent application includes 114 novel angiogenesis genes to discover drugs to fight cancer and inflammatory diseases, such as rheumatoid arthritis.

"The progress of Bionomics' patents is a key performance indicator for the Company. Our most recent patent filing confirms Bionomics' position as a world leader in gene discovery and target validation, allowing us to leverage our unique angiogenesis model," according to Bionomics' CEO and Managing Director Dr Deborah Rathjen.

The patented genes will be used for drug discovery as part of Bionomics' Angene™ discovery platform, potentially leading to new and improved treatments for a variety of diseases including cancer and inflammatory disorders.

"Since Bionomics took the angiogenesis project on board in May 2001, it has yielded a number of commercial opportunities for the Company, forming the basis of two important partnerships with Johnson and Johnson Research Pty Ltd, and the leading European antibody company, Genmab A/S. These partnerships were key corporate objectives in 2002 and marked significant achievements for Bionomics.

"We are on track with our business strategy and our approach for securing worldwide patents for these important gene discoveries helps cement our success," Dr Rathjen said.

Bionomics' Angene™ platform

Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and characterise novel angiogenesis targets, utilising Bionomics' novel models of angiogenesis. Bionomics is continuing to develop the Angene™ platform and leveraging its unique attributes for the discovery of novel and more effective drugs for the treatment of cancer and inflammatory diseases.

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Angiogenesis

Tumors and normal tissues require oxygen and nutrients for their survival and are therefore located close to blood vessels. In order for tumors to increase in size, they must be able to recruit new blood vessels by a process known as angiogenesis. This process is regulated by a balance between pro- and anti-angiogenic molecules, which when disrupted, contributes to cancer growth and metastasis. In addition to its involvement in cancer, angiogenesis is a critical process involved in chronic inflammatory diseases such as rheumatoid arthritis and serious eye diseases, in particular macular degeneration. Industry estimates suggest that diseases that may be treated by angiogenesis based therapies encompass 20 percent of the US$322 billion global pharmaceuticals market.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

Or visit the Bionomics website on www.bionomics.com.au

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Nanogen®
Making the revolutionary routine

Bionomics Limited
ABN 53 075 582 740

Bionomics and Nanogen in Epilepsy Diagnostic Deal

San Diego, USA and Adelaide, Australia: October 1, 2002: Bionomics Limited (ASX:BNO) has announced a development collaboration and license agreement with Nanogen, Inc. (NASDAQ:NGEN), a leading provider of molecular diagnostic products.

Bionomics and Nanogen will partner to research and develop a new generation diagnostic product for epilepsy. The development program will utilize Nanogen's NanoChip® Molecular Biology Workstation, a gene-chip approach to the rapid and accurate detection of gene variations, and Bionomics' world-exclusive epilepsy gene discoveries.

The unique, open-architecture design of the Nanogen instrument will permit Bionomics researchers to define, select and build their own diagnostic tests. Any diagnostic related intellectual property resulting from this collaboration will be exclusively licensed to Nanogen. In return Nanogen will provide Bionomics with research support and funding, including development and commercialization milestone payments and royalties.

Bionomics CEO and Managing Director, Dr. Deborah Rathjen, said the deal was another key business milestone for the Adelaide based company. "This collaboration with Nanogen is very exciting because it combines epilepsy gene discoveries from Bionomics' proprietary ionX™ discovery platform with Nanogen's cutting-edge NanoChip® technology. The collaboration specifically focuses on the development of the world's first molecular diagnostic test for epilepsy. This test will enable the rapid and accurate selection of treatment paths for epilepsy patients, leading to safer and more effective treatment and management of this serious condition," Dr. Rathjen said.

"We are very pleased to have the opportunity to combine the power of Nanogen's electronic microarray and Bionomics' world-class scientific team," said Dr. Randy White, Chief Executive Officer of Nanogen. "DNA diagnostics for epilepsy represents a very large market opportunity that Bionomics and Nanogen may be uniquely positioned to serve. Nanogen plans to incorporate all relevant epilepsy diagnostic tests that are developed as part of this relationship into our growing menu of genetic based tests."

In the US there are approximately two million diagnosed cases of epilepsy, with an additional 180,000 new cases of epilepsy diagnosed each year. Current diagnostic methods of epilepsy rely on experienced clinicians interpreting physical symptoms or real-time measures of brain electrical activity. The process of diagnosis can be extremely time intensive and carry high medical costs, with incorrect diagnosis leading to serious adverse effects and, in extreme cases, death.

About Bionomics Limited

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Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX™ discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders. The global CNS market is the second largest sector of the pharmaceuticals market, valued in 2001 at US$52 billion and projected to grow to US$77 billion by 2007.

For more information about Bionomics, visit www.bionomics.com.au

About Nanogen Inc.

Nanogen's goal is to become the leading provider of molecular diagnostic products. The Company is seeking to establish the NanoChip® System as the standard platform for the detection of genetic mutations and to develop applications for future clinical use. To date, the Company has developed two ASRs for the detection of Factor V Leiden and the CFTR gene for cystic fibrosis, and has internally validated five research protocols, four associated with cardiovascular disease and one associated with hereditary hemochromatosis, the most common form of iron overload disease. Nanogen markets its NanoChip® Molecular Biology Workstation to scientists and genomics laboratories. The NanoChip® System is intended for laboratory use only. For additional information please visit Nanogen's web site at www.nanogen.com

This press release contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements, including whether the Company's NanoChip® System can be successfully further commercialized, whether other products under development can be successfully developed and commercialized, whether results reported by our customers or partners can be identically replicated, whether ASRs currently sold by the Company will become FDA-approved molecular diagnostic test kits, whether Nanogen will be successful in developing additional ASRs and protocols utilizing the NanoChip® System, and other risks and uncertainties discussed under the caption "Factors That May Affect Results" and elsewhere in the Company's Form 10-K for the year ended December 31, 2001 filed with the Securities and Exchange Commission. These forward-looking statements speak only as of the date hereof. The Company disclaims any intent or obligation to update these forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

GERARD A. WILLS
CHIEF FINANCIAL OFFICER
NANOGEN, INC.
Ph: (858) 410-4600